SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _____________
Commission file number 1-892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements and Supplemental Schedule of the Goodrich Corporation Employees’ Savings Plan Including:

The Report of Independent Registered Public Accounting Firm; Statements of Assets Available for Benefits as of December 31, 2007 and 2006; and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2007.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN
June 18, 2008	/s/ Kevin P. Heslin
Kevin P. Heslin
Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Goodrich Corporation Employees’ Savings Plan
December 31, 2007 and 2006, and year ended December 31, 2007 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2007 and 2006 and
year ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and pension Plans.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Charlotte, North Carolina
June 18, 2008

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007
Goodrich Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value (Note 3)	$1,706,034,504	$1,505,257,914
Contribution receivable - Goodrich Corporation	7,571,678	3,514,083

Total Assets	1,713,606,182	1,508,771,997

Adjustment from fair value to contract value for fully benefit responsive investment contracts	5,686,461	2,559,051

Net assets available for benefits	$1,719,292,643	$1,511,331,048

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007
Goodrich Corporation Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Interest	$15,528,252
Dividends	54,923,202
Net appreciation in aggregate fair value of investments (Note 3)	156,931,787

227,383,241
Contributions from:
Participants	84,219,937
Goodrich Corporation	41,384,039

125,603,976

Total additions	352,987,217

Deductions
Benefit payments	144,515,135
Administrative expenses	617,434

Total deductions	145,132,569

Trust to trust transfers, net (Note 1)	106,947

Net increase	207,961,595

Net assets available for benefits at beginning of year	1,511,331,048

Net assets available for benefits at end of year	$1,719,292,643

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007

1.	Description of the Plan
The following description of Goodrich Corporation Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all non-bargaining unit employees and substantially all bargaining unit employees of Goodrich Corporation (the “Company”) and all subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
During 2007, the fair value of trust to trust transfers of assets from the Goodrich Corporation Savings Plan for Rohr Employees totaled $106,947, which related to employees moving from Rohr union status to salary status.
Participation in the Plan
The Plan offers participants the choice of three savings options: an after-tax savings option, a pre-tax 401(k) savings option and, effective August 1, 2007, a Roth 401(k) option. Under the traditional after-tax savings and Roth 401(k) options, participant contributions are subject to federal income taxes. When withdrawn, participants pay income tax on the investment earnings on traditional after-tax contributions. Investment earnings on Roth 401(k) contributions are never taxed as long as certain conditions are met upon withdrawal. Under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in all of the savings options. Participants can contribute to each of the investment funds under all savings options.
Contributions
Each employee who elects to become a participant in the Plan may make pre-tax, after-tax or Roth 401(k) contributions up to 25% of their qualified compensation, as defined in the Plan document. Maximum pre-tax plus Roth 401(k) participant contributions (which are limited by Internal Revenue Service regulations) were $15,500 for 2007. Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s passing of non-discrimination testing. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
Effective June 1, 2003 the Company match for all non-bargaining employees participating in the Plan was decreased from 100% to 50% on the first 6% of eligible earnings.
In December 2005, the Plan was amended to change the Company match that applies to non-bargaining unit and certain bargaining unit employees hired after December 31, 2005 to 100% of participant contributions up to 6% of pay. In addition, these participants will receive a Company contribution equal to 2% of eligible pay at the end of each Plan year provided they are still employed. This 2% contribution is subject to a 3-year vesting schedule. In addition, non-bargaining unit and certain bargaining unit employees hired prior to December 31, 2005 who elected to freeze pension benefit service, effective July 1, 2006, receive the same match and Company contributions as new hires.
Vesting Provisions
Participant contributions and earnings thereon are always fully vested. The Company match contribution and other Company contributions made to participant accounts subsequent to December 31, 2001 and earnings thereon are 100% vested. The Plan was amended in December 2005 to provide discretionary contributions, and the additional 2% Company contribution is subject to a 3-year vesting schedule.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the “Code”).
Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.
Benefit Payments
Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death. Participants separating from service who meet certain requirements have the option of deferring distribution of the vested value of his or her account until age 70-1/2.
A participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan document.
A participant who elects to withdraw from the Plan is paid the fair value of his or her vested account balance. Distributions from the Company Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.
Forfeiture of Interest
Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.
All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against the Company’s contributions will accrue ratably to the remaining participants in the Plan at the date of termination.
Participant Loans
Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate, which ranged from 6.0% to 8.25% during 2007. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate, which ranged from 7.5% to 8.5% during 2007. Under either type of loan, participants may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum a participant may borrow is $1,000. In general, participant loans are repaid in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.
Administrative Expenses
Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, all participants will become 100% vested and the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.
The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Human Resource Department of the Company.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Accounting Standards Not Yet Adopted
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Goodrich Stock Fund is a unitized fund comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices in an active market on the last business day of the Plan year.
The Plan’s investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted active market prices that represent the net asset value of shares held by the Plan at year-end. The contract value of participation units owned in the collective trust fund is based on quoted redemptive values, as determined by the Trustee, on the last business day of the Plan year. The fair value of participation units owned by fund is determined based on the fair value of the underlying fixed income portfolio on the last day of the Plan year. Fixed income securities with a maturity of 61 days or more held by the Funds are valued each day based on readily available market quotations received from independent or affiliated commercial pricing services. Such pricing services will generally provide bid-side quotations.
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007
adjustment to reflect these investments at contract value. Investments reported in the Plan’s Form 5500 differ from Investments reported in the Statements of Net Assets Available for Benefits at December 31, 2007 and 2006 by the adjustment from fair value to contract value for the fully benefit responsive investment contracts of $5,686,461 and $2,559,051, respectively.
The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2007	2006
Goodrich Corporation 2I Company Stock	$296,714,051	$220,279,251
JP Morgan Chase & Co. 2A Stable Value Fund	240,651,045	230,043,091
The Bank of New York Company, Inc. 2C S&P Index Fund	169,736,208	168,528,027
Fidelity Management & Research Corp Freedom 2020 Fund	109,859,029	95,151,212

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as determined by quoted market prices by $156,931,787 as follows:

Mutual Funds	$43,345,968
Goodrich Stock Fund	113,585,819

$156,931,787

4.	Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee (the “Committee”) is aware of an operational failure regarding the administration of participant loans, which, if not properly corrected, could affect the tax-qualified status of the Plan and its related trust. The Committee believes that the Plan is eligible to self-correct in accordance with IRS procedures and will self-correct these failures in a timely manner. Accordingly, the Committee believes that the Plan will retain its tax-qualified status.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007

5.	Transactions with Parties-in-Interest
The Company pays most legal and all accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).

6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Goodrich Corporation Employees’ Savings Plan
EIN 34-0252680 Plan-002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID FIDELITY*	$320,290
FIDELITY MANAGEMENT & RESEARCH CORP	FID PURITAN*	2,997,320
FIDELITY MANAGEMENT & RESEARCH CORP	FID TREND*	102,377
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL COMPUTERS*	214,688
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ELECTRONICS*	141,687
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONS STAPLES	840,415
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE STRATEGIES*	550,619
FIDELITY MANAGEMENT & RESEARCH CORP	FID GINNIE MAE*	410,703
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY MAGELLAN*	26,377,664
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONTRAFUND*	31,272,183
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME*	2,521,115
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH COMPANY*	1,305,898
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY INVST GR BD*	1,028,339
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH & INCOME*	33,779,266
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL SOFTWARE*	666,331
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTERMED BOND*	1,204,687
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AIR TRANSPRT*	259,875
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAPITAL & INCOME*	3,059,529
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE STRATEGIES*	4,660,036
FIDELITY MANAGEMENT & RESEARCH CORP	FID MORTGAGE SEC*	177,578
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL GOLD*	7,212,153
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BIOTECH*	381,372
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY SVCS*	5,292,959
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INSURANCE*	231,066
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL RETAILING*	73,632
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY GOVT INCOME*	1,332,702
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY*	7,971,682
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL LEISURE*	391,775
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HEALTHCARE*	1,310,298
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TECHNOLOGY*	1,106,662
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL UTILITIES GR*	1,404,043
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL FINANCIAL*	288,504

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL DEFENSE*	4,798,236
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BROKERAGE*	729,469
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CHEMICAL*	1,075,212
FIDELITY MANAGEMENT & RESEARCH CORP	FID INDEPENDENCE*	1,114,112
FIDELITY MANAGEMENT & RESEARCH CORP	FID OTC PORTFOLIO*	686,215
FIDELITY MANAGEMENT & RESEARCH CORP	FID OVERSEAS*	978,364
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TELECOMM*	468,682
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HOME FINANCE*	80,652
FIDELITY MANAGEMENT & RESEARCH CORP	FID LEVERAGED CO STK*	14,947,017
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE*	525,689
FIDELITY MANAGEMENT & RESEARCH CORP	FID PACIFIC BASIN*	659,142
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INVS*	2,879,004
FIDELITY MANAGEMENT & RESEARCH CORP	FID BALANCED*	6,345,891
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL DISCOVERY*	4,564,214
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAP APPRECIATION*	2,009,077
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONVERTIBLE SEC*	1,011,990
FIDELITY MANAGEMENT & RESEARCH CORP	FID CANADA*	9,163,006
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY UTILITIES*	915,208
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP GROWTH*	1,538,603
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MANAGER*	783,392
FIDELITY MANAGEMENT & RESEARCH CORP	FID DISCIPLINED EQTY*	1,009,712
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY LOW PR STK*	8,332,116
FIDELITY MANAGEMENT & RESEARCH CORP	FID WORLDWIDE*	173,633
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME II*	1,261,594
FIDELITY MANAGEMENT & RESEARCH CORP	FID STOCK SELECTOR*	531,211
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR GRTH*	243,942
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY EMERG MRKTS*	10,296,839
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY AGGR GROWTH*	594,146
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVERSIFIED INTL*	11,465,251
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR INCOME*	306,865
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVIDEND GROWTH*	739,538
FIDELITY MANAGEMENT & RESEARCH CORP	FID NEW MARKETS INC*	3,225,538
FIDELITY MANAGEMENT & RESEARCH CORP	FID EXP & MULTINATL*	2,590,284
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOCUSED STOCK*	82,602
FIDELITY MANAGEMENT & RESEARCH CORP	FID GLOBAL BALANCED*	1,381,286
FIDELITY MANAGEMENT & RESEARCH CORP	FID AGGRESSIVE INTL*	515,324
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP INDEPEND*	1,287,224
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP STOCK*	3,927,427
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP STOCK*	365,712
FIDELITY MANAGEMENT & RESEARCH CORP	FID DISCOVERY*	995,532
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP STOCK*	1,292,437
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE CAP APP*	967,294
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY NORDIC*	2,932,612
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR AGGR*	124,283
FIDELITY MANAGEMENT & RESEARCH CORP	FID LATIN AMERICA*	18,133,167
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN*	412,340
FIDELITY MANAGEMENT & RESEARCH CORP	FID SOUTHEAST ASIA*	11,397,635

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID CHINA REGION*	6,664,867
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL IT SERVICES*	52,614
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MED EQ & SYS*	814,058
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOUR IN ONE IDX*	514,978
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN SMALLER CO*	397,284
FIDELITY MANAGEMENT & RESEARCH CORP	FID MEGA CAP STOCK*	67,999
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRATEGIC INCOME*	2,231,812
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM INCOME*	5,388,362
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2000*	7,887,666
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2010*	67,777,798
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2020*	109,859,029
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2030*	56,419,077
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP RTMT*	377,698
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN TOTAL MKT INDEX*	1,376,867
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN EXTND MKT INDEX*	566,434
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN INTL INDEX*	3,409,072
FIDELITY MANAGEMENT & RESEARCH CORP	FID SHORT TERM BOND*	473,591
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTM GOVT INCOME*	105,036
FIDELITY MANAGEMENT & RESEARCH CORP	FID HIGH INCOME*	817,635
FIDELITY MANAGEMENT & RESEARCH CORP	FID FIFTY*	1,473,616
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AUTOMOTIVE*	89,136
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MULTIMEDIA*	47,798
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MEDICAL DEL*	1,269,704
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL PAPER&FOREST*	23,657
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BANKING*	74,729
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MATERIALS*	1,796,925
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUST EQUIP*	157,246
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONSTR/HOUSE*	162,623
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TRANSPORT*	337,376
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL GAS*	4,131,090
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL RES*	3,937,652
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUSTRIALS*	361,158
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENVIRONMENT*	73,598
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONS DISCR*	16,426
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL COMM EQUIP*	40,355
FIDELITY MANAGEMENT & RESEARCH CORP	SEL PHARMACEUTCL*	42,829
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN US EQ INDEX*	1,220,888
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY US BD INDEX*	1,519,599
FIDELITY MANAGEMENT & RESEARCH CORP	FID INST SH INT GOVT*	104,364
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP VALUE*	1,063,208
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2040*	24,699,494
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP VALUE*	1,609,058
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP GROWTH*	622,953
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP GROWTH*	905,735
FIDELITY MANAGEMENT & RESEARCH CORP	FID INFLAT PROT BOND*	760,363
FIDELITY MANAGEMENT & RESEARCH CORP	FID ULTRASHORT BOND*	12,554
FIDELITY MANAGEMENT & RESEARCH CORP	FID FLOAT RT HI INC*	428,947

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL SMALL CAP*	2,992,824
FIDELITY MANAGEMENT & RESEARCH CORP	FID TOTAL BOND*	761,365
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE DISCOVERY*	2,399,040
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INC*	83,935
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NET & INFSTR*	216,293
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL WIRELESS*	1,966,235
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP VALUE*	872,171
FIDELITY MANAGEMENT & RESEARCH CORP	FID NASDAQ COMP INDX*	186,091
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2005*	452,110
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2015*	1,390,288
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2025*	1,420,657
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2035*	660,286
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRAT DIV & INC*	286,150
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOCUSED HIGH INC*	10,055
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL REAL ESTATE*	181,912
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP GROWTH*	325,921
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP VALUE*	36,832
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL SM CAP OPP*	108,552
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRAT REAL RET*	5,394
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN ST TR INDX INV*	144,484
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN INT TR INDX INV*	214,903
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN LT TR INDX INV*	33,480
FIDELITY MANAGEMENT & RESEARCH CORP	INTL VALUE*	217,788
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2045*	447,379
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2050*	2,540,264
FIDELITY MANAGEMENT & RESEARCH CORP	BROKERAGELINK	17,762,098
JP MORGAN CHASE & CO	2A STABLE VALUE FUND	240,651,045
JANUS INTERNATIONAL HOLDING LLC	JANUS WORLDWIDE	3,683,480
JANUS INTERNATIONAL HOLDING LLC	JANUS OVERSEAS	26,601,118
JP MORGAN CHASE & CO	2F MID CAP FUND	46,160,415
JP MORGAN CHASE & CO	2B BOND FUND	47,891,157
T. ROWE PRICE GROUP, INC	2E LARGE CAP GROWTH	74,562,012
CAPITAL GUARDIAN INTERNATIONAL	2H INTL EQUITY FUND	63,526,996
THE BANK OF NEW YORK COMPANY, INC	2C S&P INDEX FUND	169,736,208
ALLIANCE CAPITAL MANAGEMENT L.P.	2D LARGE CAP VALUE	26,174,277
THE BOSTON COMPANY ASSET MANAGEMENT	2G SMALL CAP FUND	38,877,875
GOODRICH CORPORATION	2I COMPANY STOCK*	296,714,051
GOODRICH CORPORATION	SHORT TERM INVESTMENT*	1,003,836

		1,662,230,099
LOANS TO PARTICIPANTS*	Interest rates range from 6.0% to 8.5% with various maturity dates	43,804,405

TOTAL		$1,706,034,504

*	Indicates party-in-interest to the Plan.
Note: Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP